Planet Image International Limited

November 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn: Irene Barberena-Meissner and Karina Dorin

Re:	Planet Image International Limited Amendment No. 7 to Registration Statement on Form F-1 Filed October 31, 2023 File No. 333-263602

Dear Ms. Barberena-Meissner and Ms. Dorin:

Planet Image International Limited (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 8, 2023 regarding its Amendment No. 7 to Registration Statement on Form F-1 (the “Amendment No. 7 to Registration Statement”) filed on October 31, 2023. For ease of reference, we have repeated the Commission’s comment in this response letter.

Amendment No. 7 to Registration Statement on Form F-1

General

1. You disclose that you have received the CSRC’s approval of this offering, but that if the filing procedures were not completed according to the Administration Measures you may have to rectify any non-compliance. You also disclose that unless you obtain approval from the CSRC, you will not proceed with the initial public offering. Please confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC.

Response: We respectfully note the Staff’s comment, and confirm that we will notify the Staff promptly of any changes to our disclosure regarding or requested by the CSRC.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Shaofang Weng
Shaofang Weng
Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC